ServisFirst Bancshares, Inc.

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

(in thousands)

	Nine Months Ended		Years ended December 31,
	September 30, 2013		2012		2011		2010		2009		2008
Fixed charges:
Interest expense—deposits	$8,628		$12,249		$13,047		$11,941		$16,087		$19,375
Interest expense—borrowed funds	$1,381		$2,652		$3,033		$3,319		$2,250		$1,099
Estimated interest within rental expense	$555		$659		$618		$520		$434		$303
Preferred stock dividends (pretax funds to pay)	$448		$599		$306		$-		$-		$-
Total fixed charges:	$11,011		$16,158		$17,004		$15,780		$18,771		$20,777
Earnings:
Pretax earnings (loss)	$44,143		$51,565		$35,827		$26,736		$8,658		$10,830
Fixed charges above	$11,011		$16,158		$17,004		$15,780		$18,771		$20,777
Less: Preferred stock dividends (pretax funds to pay)	$448		$599		$306		$-		$-		$-
Total earnings	$54,706		$67,124		$52,525		$42,516		$27,429		$31,607
Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits	19.33	x	14.04	x	9.98	x	7.96	x	4.23	x	8.73	x
Including interest on deposits	4.97	x	4.15	x	3.09	x	2.69	x	1.46	x	1.52	x
Ratio of earnings to fixed charges (excludes preferred dividends):
Excluding interest on deposits	23.80	x	16.58	x	10.81	x	7.96	x	4.23	x	8.73	x
Including interest on deposits	5.18	x	4.31	x	3.15	x	2.69	x	1.46	x	1.52	x